

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 29, 2017

<u>Via E-mail</u>
Mark S. Heil
President and Chief Executive Officer
Dougherty's Pharmacy, Inc.
16250 Dallas Parkway, Suite 102
Dallas, TX 75248

> **Re:** **Dougherty's Pharmacy, Inc.**
> **Registration Statement on Form 10**
> **Filed June 2, 2017**
> **File No. 000-27945**

Dear Mr. Heil:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>General</u>

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it.

<u>Forward Looking Statements, page ii</u>

2. We note your reliance upon the safe harbor for forward-looking statements as set forth in the Private Securities Litigation Reform Act of 1995.  Please note that this safe harbor is not available for issuers that are not subject to the reporting requirements of section 13(a)

or 15(d) of the Securities Exchange Act or issuers of penny stock.  Please revise to
remove the reference.

Business, page 1

3.       We note the discussion of minority interests in the penultimate paragraph on page 1 and
the last risk factor on page 12.  Please revise to clarify your current ownership structure
and management of pharmacies, including whether your employees operate pharmacies
or oversee the operation of pharmacies.

4.       We note the statement on page 1 that you plan "continued strategic acquisitions of
independent pharmacies."  Please disclose the extent to which your agreements, including
the first paragraph of page 11 of Exhibit 4.21, restrict your ability to make acquisitions.

Overview, page 3

5.       Please further clarify the development of the business during the last three years.  See
Item 101(h) of Regulation S-K.

Sources and availability of materials, page 3

6.       Please identify your principal supplier and describe the material terms of your agreements
with your supplier.

Management's Discussion and Analysis, page 12

Results of Operations, page 12.

7.       Your computation of ``EBITDA´´ appears to include adjustments to earnings other than
interest, taxes, depreciation and amortization.  Accordingly, please modify your title of
this measure to ``Adjusted EBITDA´´ or other similar title.  Please refer to Question
103.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on
May 17, 2016.  In addition, please disclose how management uses non-GAAP measure to
assess your financial performance and why you believe  it is useful to investors as
required by Item 10(e)(1)(i) of Regulation S-K.

8.       We note the reference to the decrease in gross profit as a result of third party payor fees.
Please provide expanded disclosure to address clearly the impact of changes in these fees
and material trends and uncertainties.  We note your disclosure in the risk factor on page
9 regarding material changes in these fees.

9.       Please revise your Management's Discussion and Analysis to address the trend of
decreasing working capital due to "an increase in accounts payables and reduction in
inventory and accounts receivables," as referenced on page 14.

Liquidity and Capital Resources, page 14

10.     Please update the disclosure in this section to reflect your most recent quarter.

11.     We note you are a co-guarantor on a related party's promissory note with a bank in the amount of $2,024,800.  Considering the note was delinquent, please revise to disclose the current status of the guarantee, the maximum potential amount of payments you could be required to make under the guarantee and its impact on your financial position and liquidity.

12.     Please revise to identify and describe the terms of your principal indebtedness including your revolving line of credit.

Certain Relationships and Related Transactions, page 23

13.     Please identify the director who was a partner in the entity that owned the building in which your corporate offices are located.  Also, clarify which affiliates you are referencing in the last two sentences of this section.  Tell us why your disclosure regarding related party transactions does not address the co-guarantee referenced in your financial statement footnote on page F-18.

14.     Please disclose the "certain operating expenses" and identify "these affiliates" referenced on page 23.  Please clarify the reasons underlying the $12,000 of receivables.

Market for registrant's common equity…, page 23

15.     Please update your disclosure in this section as it appears your stock is no longer traded under the symbol ASDS on the Pink Sheets.

Exhibits, page 28

16.     We note that you have a pending request for confidential treatment.  Please be advised that we will not be in a position to issue a completion of review letter until we resolve any issues concerning the confidential treatment request.

Financial Statements

Consolidated Statements of Operations, page F-4

17.     It appears from your disclosures that you do not allocate depreciation and amortization expense to cost of sales.  If true, please revise your presentation of the cost of sales line item throughout the filing to indicate that it excludes depreciation and amortization.  Refer to SAB Topic 11:B.

Note 1.  Organization and Significant Accounting Policies, page F-7

18.     You state on page 13 that gross profit includes all direct costs related to the sale of prescriptions.  Please revise to include an accounting policy disclosure that addresses your cost of sales and clarifies the types of costs included in your cost of sales.

Note 9. Notes Payable, page F-14

19.     We note your disclosure that the revolving line of credit maturing in July 2017 has been excluded from current liabilities since you believe it will be extended for another term of one year.  Please demonstrate to us how you met the requirements of ASC 470-10-45-14 through 45-21 and excluding the revolving line of credit from current liabilities is appropriate.  Provide the disclosures required by ASC 470-10-50-4.  Alternatively, please revise to include the revolving line of credit in current liabilities and revise the disclosures as appropriate.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Raj Rajan, Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters.  Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

                                                Sincerely,

                                                /s/ James Lopez (for)

                                                John Reynolds
                                                Assistant Director
                                                Office of Beverages,
                                                Apparel and Mining

cc:     Quentin Collin Faust, Esq.
        Faust Law Group